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SEC
Mail Processing
Section
MAR 02 2017
Washington DC
416

SEC FILE NUMBER
8- 67280

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSL SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 WEST 10TH STREET
(No. and Street)

WEST POINT (City) GEORGIA (State) 31833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK E. PLAN, PRESIDENT (706) 645-8242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WARREN AVERETT, LLC
(Name – *if individual, state last, first, middle name*)

6 CONCOURSE PARKWAY, SUITE 600 (Address) ATLANTA (City) GEORGIA (State) 30328 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK E. PLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSL SECURITIES, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MY COMMISSION EXPIRES MAY 22, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2016

with

Report of Independent Registered Public Accounting Firm

JSL SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2016

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770 396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JSL Securities, Inc.

We have audited the accompanying financial statements of JSL Securities, Inc. (a Georgia corporation), which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of JSL Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JSL Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of JSL Securities, Inc.'s financial statements. The supplemental information is the responsibility of JSL Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Atlanta, Georgia
February 28, 2017

JSL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Current Assets		
Cash	$	1,973,774
Prepaid Expense		7,652
TOTAL ASSETS	$	1,981,426

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Due to Parent	$	81,554
Income Taxes Payable		1,456
Accrued Expenses		27,190
TOTAL CURRENT LIABILITES		110,200
Stockholder's Equity		
Common Stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Paid-in Capital		130,490
Retained Earnings		1,740,726
TOTAL STOCKHOLDER'S EQUITY		1,871,226
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,981,426

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2016

Commissions Revenue	$ 1,901,195
Operating Expenses	
Compensation Expense	1,136,593
Management Fees	120,396
Other	136,770
Total Operating Expenses	1,393,759
Net Income before Income Tax Expense	507,436
Income Tax Expense	204,460
Net Income	$ 302,976

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2016

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at December 31, 2015	$ 10	$ 130,490	$1,437,750	$1,568,250
Net Income	-	-	302,976	302,976
Balance at December 31, 2016	$ 10	$ 130,490	$1,740,726	$1,871,226

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

Cash Flows from Operating Activities	
Net Income	$ 302,976
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Decrease in prepaid expenses	7,697
Decrease in income taxes receivable	919
Increase in income taxes payable	1,456
Decrease in other accruals	(90,974)
Increase in due to parent	58,953
Net Cash Provided by Operating Activities	281,027
NET INCREASE IN CASH AND CASH EQUIVALENTS	281,027
Cash at Beginning of Year	1,692,747
Cash at End of Year	$ 1,973,774
Supplemental Cash Flow Disclosures:	
Income taxes paid (Note E)	$ 22,085

See accompanying notes to financial statements.

JSL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: JSL Securities, Inc. (the "Company" or "JSL Securities") was incorporated in Georgia on March 6, 2006. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of J. Smith Lanier & Co., ("JSL or "Parent") a regional insurance broker with offices located in Georgia, Alabama, Florida, Kentucky and Tennessee. The Company started operations on March 1, 2007.

Basis of Accounting: JSL Securities prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: Commission revenue is predominantly commission income received from other third party broker dealers and insurance carriers that is recognized when the terms of the sale of products and services to customers are substantially complete and collectability of the income is probable.

Concentration of Credit Risk: At times the amount of cash on deposit may exceed the federally insured limit of the bank. Deposit accounts at each of the institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2016, the Company exceeded FDIC limits at various institutions by approximately $1,834,900. The Company has not experienced any losses in such accounts and believes there is little to no exposure of any significant credit risk.

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*. The Company has elected to file a consolidated federal income tax return with its parent, JSL.

At December 31, 2016, management does not believe there are any uncertain tax positions as defined by FASB ASC 740, *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal tax filings for the current year and previous filings for tax years 2015, 2014 and 2013 which are still open under the statute of limitations.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations: At December 31, 2016, two sources accounted for 85% of commission revenue collected, see note B.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

NOTE B—REVENUE SHARE AGREEMENT

The Company has entered into Broker Dealer Services Agreements with four separate third party broker dealer entities. Under the agreements, all customer relationships created are recorded on the books and records of and accounted for solely as an account of the third party broker dealer. Company sales representatives are affiliated with both the third party broker dealer and the Company. The sales representatives have waived their rights to the revenue they generate on behalf of the third party broker dealer and instead direct the third party broker dealer to pay such revenue to the Company. Revenue paid to the Company under the third party broker dealer agreements during 2016 totaled $1,613,972 of which the Company recognized $1,399,489 from Royal Alliance and $214,483 from FSC Securities Corporation.

JSL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE C—RELATED PARTY TRANSACTIONS

Effective March 1, 2007, JSL Securities entered into an Expense Sharing Agreement with JSL. JSL Securities agreed to pay JSL for expenses associated with the JSL Securities operations, including rent, office supplies, postage, technology and other non-regulatory expenses. During 2016, JSL Securities reimbursed JSL approximately $120,396 under the Agreement. Additionally, JSL funded payment for federal income taxes for the Company during 2016 which were accounted for through the Due to Parent account.

NOTE D—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 $^{2}/_{3}$% of "aggregate indebtedness," as those terms are defined in the Rule. Reference Schedule I included in Supplemental Information of this report.

NOTE E—INCOME TAXES

The provision for income taxes is as follows:

Current:	
Federal	$ 180,000
State	24,460
	$ 211,460

The Company files its federal income tax return as part of a consolidated group with JSL. The Company and JSL have entered into a consolidated income tax sharing agreement whereby the Company recognizes its income tax liability as if it filed a separate income tax return. The Company files a separate state income tax return.

As of December 31, 2016, the Company has recorded a federal income tax expense of $180,000, of which $117,000 has been repaid to the parent and $63,000 is recorded as a related party payable, Due to Parent, for its share of the consolidated federal income tax liability. For 2016, the Company has also recorded a state income tax expense of $24,460 and has made state estimated income tax payments totaling $22,085.

Note F – SUBSEQUENT EVENTS

Effective January 31, 2017, Parent was acquired by Marsh McLennan Agency, LLC (MMA). The acquisition was structured as a merger between Parent and a newly created merger subsidiary of MMA, Tiger Merger Sub, which resulted in Parent surviving the merger and becoming a wholly owned subsidiary of MMA. Immediately following the merger, Parent was merged with and into MMA, with MMA the surviving entity. MMA is an operating division of Marsh & McLennan Companies, Inc. (MMC) a publically traded corporation on the New York Stock Exchange (as MMC). As a result the JSL Securities will be a wholly owned subsidiary of MMA.

JSL Securities filed for a Continuing Membership Application with FINRA on December 30, 2016 for the change in ownership referenced above and was granted approval on January 31, 2017.

The Company has evaluated events and transactions that occurred between January 1, 2017 and February 28, 2017 which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

JSL SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2016

Computation of Net Capital		
Total stockholder's equity	$	1,871,226
Deduct non-allowable assets		(7,652)
Net capital	$	1,863,574
Computation of Aggregate Indebtedness		
Total aggregate indebtedness	$	110,200
Computation of Minimum Net Capital Requirement		
Net capital	$	1,863,574
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)		(7,347)
Net capital in excess of requirement	$	1,856,227
Percentage of aggregate indebtedness to net capital		5.91%

There is no significant difference between net capital as computed by the Company on its corresponding unaudited Form X-17A-5 as of December 31, 2016 as filed on January 23, 2017 and the audited financial statements at December 31, 2016.

JSL SECURITIES, INC.
SCHEDULE II
OTHER INFORMATION
December 31, 2016

The following statements and computations are not applicable at December 31, 2016, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of general creditors. The statement of changes in liabilities to claims of general creditors has been omitted since JSL Securities, Inc. had no such liabilities outstanding at the beginning of the year, during the year or at year end.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (2) (ii) of Rule 15c3-3.

JSL Securities, Inc.
Exemption Report
December 31, 2016

JSL Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulaged by the Securities and Exchange Commission (17 C.F.R. Section 240.17-a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report from C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F. R. Section 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year without exception.

<u>**JSL Securities, Inc**</u>.

I, Frank E. Plan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

____

Frank E. Plan
President

Date: 2-28-2017

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and Stockholder of
JSL Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JSL Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JSL Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provision") and (2) JSL Securities, Inc. stated that JSL Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. JSL Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JSL Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Atlanta, GA
February 28, 2017

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of JSL Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by JSL Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JSL Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. JSL Securities, Inc.'s management is responsible for JSL Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in account 3450763201, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31,2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and the general ledger, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and the general ledger noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, we noted no overpayment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Atlanta, Georgia
February 28, 2017